UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## FORM 8-K

## CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): August 5, 2011

## CLECO CORPORATION
(Exact name of registrant as specified in its charter)

| **Louisiana** | **1-15759** | **72-1445282** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

**2030 Donahue Ferry Road
Pineville, Louisiana**      **71360-5226**
(Address of principal executive offices)      (Zip Code)

Registrant's telephone number, including area code: (**318) 484-7400**

## CLECO POWER LLC
(Exact name of registrant as specified in its charter)

| **Louisiana** | **1-05663** | **72-0244480** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

**2030 Donahue Ferry Road
Pineville, Louisiana**      **71360-5226**
(Address of principal executive offices)      (Zip Code)

Registrant's telephone number, including area code: (**318) 484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

## Item 8.01     Other Events

In August 2005, Cleco Power LLC ("Cleco Power"), a wholly owned subsidiary of Cleco Corporation, entered into an Engineering, Procurement, and Construction contract ("EPC Contract") with Shaw Contractors, Inc. ("Shaw") to construct Madison Unit 3.  Construction of Madison Unit 3 began in May 2006.  In May 2006, Cleco Power and Shaw entered into an Amended EPC Contract, which contract has subsequently been amended by the parties. Madison Unit 3 achieved commercial operations on February 12, 2010, whereby Cleco Power accepted care, custody, and control of the unit.  Cleco Power and Shaw have submitted various claims relating to the Amended EPC Contract to arbitration.  On April 30, 2010, Shaw filed a demand for arbitration asserting claims of $32.0 million including impacts due to the 2008 hurricane force majeure, alleged excess fuel moisture, intake water quality and a river embankment slope failure, and the associated recovery of schedule related liquidated damages withheld by Cleco Power.  On June 24, 2011, Cleco Power and Shaw each submitted their proposed resolutions to all of the matters in dispute in this arbitration proceeding.  Shaw submitted that Cleco Power owed $32.5 million in satisfaction of all of such matters.  Cleco Power submitted that it owed Shaw $4.0 million.  On, August 5, 2011, the arbitrator announced his decision in favor of Shaw's claims of Cleco Power owing Shaw $32.5 million.  The $32.5 million will be included as a cost of Madison Unit 3 and reflected as property, plant and equipment.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

Date: August 5, 2011

By: /s/ R. Russell Davis
R. Russell Davis
Vice President of Investor Relations and Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO POWER LLC

Date: August 5, 2011

By: /s/ R. Russell Davis
R. Russell Davis
Vice President of Investor Relations and Chief Accounting Officer